Exhibit 2

Interview with Mr. Gur Ben David, Manager of the Packaging Paper
Division of Hadera Paper Group:

“We have transformed the global crisis into a veritable opportunity: the new manufacturing network will reach full capacity by 2010 and will produce new, pulp-replacing products”

The Hadera Paper Group Packaging Paper and Recycling Division, under the management of Mr. Gur Ben David, is at the forefront of innovation of Hadera Paper Group and is undergoing accelerated technological and business development this last year in preparation for the operation of the new recycled packaging paper manufacturing network in early 2010, that is being built at an overall investment of approximately NIS 690 million.

Against the background of the global economic crisis, the division decided to fully exploit the opportunity connected with the construction of the new machine in order to develop new products and expand export markets, with the intention of guaranteeing the high quality of 100% recycled paper products, while obtaining an advantage in product innovation in Israel and worldwide on the basis of a competitive cost structure.

The new manufacturing network, that is expected to operate fully by January 2010, is expected to reach full capacity of approximately 55,000 tons of paper per quarter within a period of three months. The introduction of Machine 8 into full capacity will render it possible to shut down an older machine, while increasing the overall annual output capacity of packaging paper from a volume of approximately 160,000 tons today, to approximately 320,000 tons by 2011.

The significant increase in the output capacity of recycled packaging paper by Hadera Paper Group will allow for an expansion of the Division’s operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers will enable the division to expand the sale of such products for the first time, as a substitute for the import of pulp-based packaging paper, as well as into international markets. The new products are planned to be sold at a price supplement of approximately $100 per ton of paper as compared with the selling prices of basic paper types.

The development of new paper products, that began already in 2008, enabes the division to create international business relations for the first time with a network of distributors and marketers, while formulating long-term agreements with international clients.

To what extent will the decrease in demand and in paper prices harm of the work plan concerning Machine 8?

Mr. Gur Ben David: “In actual fact, the entry of Machine 8 into operation is the appropriate and most effective solution to the market situation. The new machine is expected to double the output capacity of the company, that is currently operating at full capacity, and will in turn increase the volume of sales to the potential local market of packaging paper for the cardboard industry. In parallel, our product offering will expand and will allow us to increase export volumes, while opening new export markets in many countries throughout Europe and the region for Hadera Paper.

“Regarding global paper prices, the decrease of packaging paper prices in the global market has slowed down, market conditions are gradually improving and there exists a sensation that we are about to experience a rise in prices. It is already clear that the rate of contraction of the cardboard packaging market in Israel is low in relation to the global trend. Whereas in 2008 the market decreased by only 10%, according to the trends we currently observe, the market may decrease by a rate of only 5% in 2009. Moreover, the demand for the pulp-replacement paper that we have recently developed seems to be higher than anticipated while the selling prices are higher than those of basic packaging paper. The recycled packaging paper market in Israel is expected to grow significantly stronger at the expense of paper from virgin fibers and we therefore anticipate a high demand for the output of the new machine. The additional output capacity of Machine 8 by 2010 will allow for the supply of packaging paper at higher standards and at a competitive cost structure that will enable us to realize the planned growth both in Israel and overseas”.

When will we see a considerable contribution to earnings and profitability from the new export contracts?

“According to the estimates of Hadera Paper Group, the Division’s exports would increase from 35,000 tons in 2009 to approximately 100,000 tons in 2010, with half of this amount generated by new pulp-replacement products while the other half consists of traditional paper products. The planned volume of sales for the entire international operations of packaging paper and recycling will reach NIS 150 million.

“The new paper manufacturing network is more efficient, since it is based almost entirely on the existing structure of fixed costs and expenses that exists today, while doubling the output. Moreover, starting in 2010, the Packaging Paper Division will focus on a large new potential market that enjoys higher selling prices per ton. The rate of increase in global prices will determine the rate of improvement in profitability that the division is expected to realize.”

To what extent is the Company prepared for collecting waste for recycling so as to meet the needs of Machine 8?

“Amnir Recycling has been working since 2007 in the accelerated development of cardboard and newspaper collection channels so as to meet the planned needs of Machine 8. At the present time the company has accumulated surplus inventories that will reach approximately 100,000 tons by the end of the year and will enable the company to continue developing the collection channels during the next two years, until the ongoing provision of the volume of cardboard and newspaper waste is reached. Promoting the regulation of recycling in Israel in the future will contribute to the expansion of the volume and availability of waste paper and to the profitability of the recycling activity”.

Hadera Paper operates on all fronts in order to contend with market conditions:

1. Investment in the development of technology possessing the potential to increase the relevant market of Machine 8 and the surplus profitability derived therefrom.

2. Expansion of international operations while developing distribution channels in international markets for company products in the packaging paper sector.

3. Determined activity vis-à-vis the regulator in terms of dumping in order to prevent import in dumping prices from Europe.

The current paper production network:

Machine 1: 60,000 tons per annum
Machine 2: 100,000 tons per annum

The paper production network in 2010:

Machine 1: Shut down
Machine 2: 90,000 tons per annum
Machine 8: 190,000 tons

*2010-forecast

The rate of paper recycling in Israel totals only 26% (approximately 260,000 tons annually)

The rate of paper recycling in Israel will increase as a result of operating the new manufacturing network for packaging papers up to 45% in two years.

The rate of paper recycling in western nations reaches the range between 50%-60%.